MANCHESTER UNITED PLC
SIR MATT BUSBY WAY, OLD TRAFFORD
MANCHESTER M16 0RA
UNITED KINGDOM

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
01 Avram Glazer	☐	☐	☐
02 Joel Glazer	☐	☐	☐
03 Edward Woodward	☐	☐	☐
04 Richard Arnold	☐	☐	☐
05 Cliff Baty	☐	☐	☐
06 Kevin Glazer	☐	☐	☐
07 Bryan Glazer	☐	☐	☐
08 Darcie Glazer Kassewitz	☐	☐	☐
09 Edward Glazer	☐	☐	☐
10 Robert Leitão	☐	☐	☐
11 Manu Sawhney	☐	☐	☐
12 John Hooks	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000377517_1 R1.0.1.17

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com MANCHESTER UNITED PLC Annual Meeting of Shareholders June 12, 2018 3:30 PM This proxy is solicited by the Board of Directors The undersigned hereby appoints Edward Woodward, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held June 12, 2018 at 3:30 PM ET, in the offices of Broad and Cassel LLP, located at 390 North Orange Avenue, Suite 1400, Orlando, Florida 32801, and at any adjournments or postponements thereof, as follows: This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side 0000377517_2 R1.0.1.17